SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 4, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications responds to reported remarks of the Chairman and CEO of French Orange SA

PARTNER COMMUNICATIONS RESPONDS TO REPORTED
REMARKS OF THE CHAIRMAN AND CEO OF
 FRENCH ORANGE SA

ROSH HA'AYIN, Israel, June 4, 2015 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that it was reported in media reports last night that the chairman and CEO of the French company Orange SA (formerly France Telecom), owner of the international orange brand licensed to Partner, said in a conference in Cairo that "He would be willing to terminate the relations with Partner Israel as of tomorrow morning…".

In accordance with the terms of the brand license agreement between Partner and Orange, Orange does not have the right to terminate the agreement with Partner for reasons of convenience.

The remark of Orange SA's CEO might harm the value of the orange brand in Israel, and may have an adverse effect on the Company's business, among others, if Partner is mistakenly identified as part of the French Orange group, which it is not.

Nonetheless, we are witnessing lively public discourse including statements that support and strengthen Partner, as well as positive statements of ministers and members of parliament.

Partner cannot currently estimate the damages which might result from the remark of Orange SA's CEO. Partner is taking every measure at its disposal to mitigate the damage, such as clarifying to the public in Israel that Partner is a public Israeli company controlled by the Saban Capital Group and does not belong to Orange SA.

For further information, please see the Company's Annual Report on Form 20-F for the year ended December 31, 2014 "Item 3. Key Information - 3D. Risk Factors - 3D.2 Risks relating to our business operations - 3D.2p - Our marketing strategy relies on using the international Orange brand. If our brand license agreement terminates or is revoked, we will lose one of our main competitive strengths" and "Item 4. Information on the Company - 4B. Business Overview - 4B.4 Competitive Strengths” and “4B.5 Marketing and Brand" and the Company's press releases and immediate reports (on Form 6-K) dated April 28, 2011 at: http://maya.tase.co.il/bursa/report.asp?report_cd=639049 or http://www.sec.gov/Archives/edgar/data/1096691/000117891311001206/zk1109795.htm, February 2, 2012 at: http://maya.tase.co.il/bursa/report.asp?report_cd=711913 or http://www.sec.gov/Archives/edgar/data/1096691/000117891312000270/zk1210962.htm and April 9, 2015 at: http://maya.tase.co.il/bursa/report.asp?report_cd=960481 or http://www.sec.gov/Archives/edgar/data/1096691/000117891315001215/zk1516576.htm

Forward-Looking Statements

This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", "will", "believe," "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information about the Company", "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner:
http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 4, 2015